Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

Suite #13, 18104 – 102nd Avenue

Edmonton, AB  T5S 1S7

2.

Date of Material Change

February 14, 2005

3.

News Release

February 16, 2005 via Filing Services Canada

4.

Summary of Material Change

Titan Trading Analytics Inc. announced that it had completed the closing of a private placement, raising gross proceeds of $218,000, an increase over the expected proceeds of $150,000.

Mr. Kenneth W. Powell, President of the Corporation subscribed for 300,000 Common Shares and 300,000 Warrants under the private placement.  As a result, Mr. Powell now holds 4,145,833 (24%) of the Common Shares, options to acquire 400,000 Common Shares, and Warrants entitling the holder to acquire 1,600,000 Common Shares on exercise of the Warrants.

5.

Full Description of Material Change

Titan Trading Analytics Inc. announced today that it had completed the closing of a private placement, raising gross proceeds of $218,000, an increase over the expected proceeds of $150,000.  The proceeds from the placement will be used to enhance marketing and training programs, software development and working capital.  The private placement consisted of the issuance of 1,453,333 Common Shares and 1,453,333 Warrants exercisable at $0.20 on or before February 14, 2006, and at $0.25 on or before February 14, 2007.  The securities issued under the private placement are subject to a four-month hold period.

Mr. Kenneth W. Powell, President of the Corporation subscribed for 300,000 Common Shares and 300,000 Warrants under the private placement.  As a result, Mr. Powell now holds 4,145,833 (24%) of the Common Shares, options to acquire 400,000 Common Shares, and Warrants entitling the holder to acquire 1,600,000 Common Shares on exercise of the Warrants

The Corporation also announces that subject to regulatory approval, Titan intends to grant a total of 510,593 stock options to directors and consultants to the Corporation.  The options will have an exercise price of $0.155, with vesting over an eighteen-month period and a five year term to expiry.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-430-7072

9.

Date of Report

February 18, 2005